Paul D. Chestovich
Direct Dial: (612) 672-8305
Direct Fax: (612) 642-8305
paul.chestovich@maslon.com

July 27, 2015

Via EDGAR

Ms. Katherine Wray
Attorney-Advisor
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Creative Realities, Inc. (the “Company”)
Registration Statement on Form S-1
Filed on July 9, 2015
File No. 333-201806

Dear Ms. Wray:

This letter responds on behalf of the Company to your comment letter dated July 20, 2015, with respect to above-referenced filing made by the Company with the Commission. To facilitate your review, we have included in this letter your original comment (in bold) followed by our response.

Part II

Item 15. Recent Sales of Unregistered Securities, page II-2

1.	You disclose here that you have conducted several unregistered issuances in 2015 in reliance on Rule 506 of Regulation D. You have not, however, filed any Forms D in 2015. Please advise.

RESPONSE: We have amended the filing to update and finalize the number of shares of common stock held by or issuable to the selling shareholders. Today, we filed Forms D, including four new filings and one amendment, with respect to unregistered issuances in 2015 in reliance on Rule 506 of Regulation D.

* * * *

As requested in your February 19, 2015, comment letter, the Company hereby acknowledges as follows:

[1]	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

[2]	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

[3]	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have additional comments or questions, please direct them to the undersigned by telephone at (612) 672-8305, by fax at (612) 642-8305, or by email at paul.chestovich@maslon.com.

Very truly yours,

/s/ Paul Chestovich

Paul D. Chestovich

cc:     John Walpuck

     Alan Levy